EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the nine months ended September 30, 2016, and the audited consolidated financial statements as at and for the year ended December 31, 2015, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated November 8, 2016, and discloses specified information up to that date. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in Canadian dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of November 8, 2016 unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate and the acquisition, exploration and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in British Columbia and Alberta and a foreign issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the TSX Venture Exchange, Tier 1, under the symbol “ASM”, on the NYSE MKT under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Overall Performance and Highlights

HIGHLIGHTS	Third Quarter 2016		Third Quarter 2015		Change
Operating
Tonnes Milled		138,031		130,490	6%
Silver Ounces Produced		410,908		399,836	3%
Gold Ounces Produced		1,813		1,644	10%
Copper Pounds Produced		1,045,091		1,344,174	-22%
Silver Equivalent Ounces[1] Produced		649,831		770,004	-16%
Concentrate Sales and Cash Costs
Silver Equivalent Ounces Sold[2]		608,795		300,420	103%
Cash Cost per Silver Equivalent Ounce[2,3]		$10.83		$8.26	31%
US$ Cash Cost per Silver Equivalent Ounce[2,3]	US$	8.30	US$	6.31	32%
All-in Sustaining Cost per Silver Equivalent Ounce[2,3]		$13.83		$11.99	15%
US$ All-in Sustaining Cost per Silver Equivalent Ounce[2,3]	US$	10.60	US$	9.16	16%
Average Realized Silver Price per Ounce ($US)	US$	19.49	US$	15.75	24%
Average Realized Gold Price per Ounce ($US)	US$	1,328	US$	1,158	15%
Average Realized Copper Price per Tonne ($US)	US$	4,804		-	-%
Financial
Revenues		$13,218,226		$5,028,314	163%
Mine Operating Income		$5,962,954		$2,188,568	172%
Net Income (Loss)		$1,166,699		$(625,193)	274%
Cash		$14,908,063		$9,145,588	63%
Working Capital		$21,701,958		$11,549,712	88%
Shareholders
Earnings (Loss) per Share ("EPS") – Basic		$0.03		$(0.02)	250%
Cash Flow per Share (YTD)[3]		$0.12		$0.10	20%

1. Metal production is expressed in terms of silver equivalent ounces, (oz Ag Eq), the formula for which depends on the copper, gold and silver metal prices used in each period and hence are only indicative.

2. “Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

During the nine months ended September 30, 2016, the Company produced 2,985 tonnes of bulk silver/gold concentrate from its San Gonzalo Mine and 7,296 tonnes of copper concentrate from its Avino Mine, and recognized revenues of $9,734,564 on the sale of 2,558 tonnes of bulk San Gonzalo silver/gold concentrate and $18,154,360 on the sale of 5,522 tonnes of Avino Mine silver/gold/copper concentrate for a gross profit of $10,956,771. Metal prices for revenues recognized during the nine months ended September 30, 2016 averaged US$17.94 per ounce of silver, US$1,294 per ounce of gold and US$4,722 per tonne of copper.

Cash cost per silver equivalent (“AgEq”) ounce for the quarter ended September 30, 2016 was $10.83, while all-in sustaining cash cost per AgEq ounce was $13.83.

The Company’s cash at September 30, 2016, totaled $14,908,063 compared to $7,475,134 at December 31, 2015. Working capital totaled $21,701,958 at September 30, 2016, compared to $6,003,557 at December 31, 2015.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the nine months ended September 30, 2016, have been conducted on its Avino Property and its Bralorne Mine property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling facilities that presently process all output from the San Gonzalo and Avino Mines located on the property.

The Company also holds a 100% interest in the Bralorne Mine property through its ownership of Bralorne Gold Mines Ltd. The Bralorne Mine property consists of a comprehensive package of mineral claims, land parcels, and equipment and infrastructure assembled during historic mining operations in the Bridge River mining camp of southwest British Columbia.

Consolidated Third Quarter 2016 Production Highlights

Comparative production results from the third quarter of 2016 and the third quarter of 2015 are presented below:

	Q3 2016	Q3 2015	% Change
Total Silver Produced (oz) calculated	410,908	399,836	3%
Total Gold Produced (oz) calculated	1,813	1,644	10%
Total Copper Produced (Lbs) calculated	1,045,091	1,344,174	-22%
Total Silver Eq. Produced (oz) calculated*	649,831	770,004	-16%

* Metal production is expressed in terms of silver equivalent ounces, (oz Ag Eq), the formula for which depends on the copper, gold and silver metal prices used in each period and hence are only indicative.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Avino Mine Third Quarter 2016 Production Highlights

On June 6, 2016, the Company declared commercial production at the Avino (“ET”) Mine effective April 1, 2016. Commercial production was declared following an advancement and test period of 19 months. On April 1, 2016, underground mining commenced on upper level 11.5 using the long-hole retreat sub-level caving method. The advancement and test period established that mineral recoveries were at, or above, levels necessary for expected positive cash flows and profitability, which among other critical factors, were significant in making the production decision. As of April 1, 2016, the Company’s consolidated statement of operations will reflect the revenues and related production costs from the Avino Mine; this activity was reflected within exploration and evaluation assets on the Company’s consolidated statement of financial position prior to the commencement of commercial production. The costs associated with development mining at the Avino Mine are considerably higher and as a result there is an impact on the Company’s consolidated gross margin. The Company intends to utilize the long hole retreat sublevel caving method for production mining in the future and expects production costs at the Avino Mine to decrease significantly.

Comparative figures for the third quarter 2016 and the third quarter 2015 for the Avino Mine are as follows:

	Q3 2016	Q3 2015	Quarterly Change %	2016 YTD Totals	Notes
Tonnes Mined	116,154	105,674	10%	347,015	1
Underground Advancement (m)	866	1,477	-41%	3,249	1
Mill Availability (%)	96	97	-1%	94	4
Total Mill Feed (dry tonnes)	111,042	106,589	4%	328,223	4
Feed Grade Silver (g/t)	71	65	9%	68	3
Feed Grade Gold (g/t)	0.47	0.23	105%	0.334	3
Feed Grade Copper (%)	0.48	0.65	-27%	0.534	3
Recovery Silver (%)	85%	88%	-3%	85%	6
Recovery Gold (%)	58%	81%	-29%	61%	6
Recovery Copper (%)	89%	87%	2%	89%	6
Copper Concentrate (dry tonnes)	2,362	2,408	-2%	7,296	5
Copper Concentrate Grade Silver (kg/t)	2.83	2.53	12%	2.60	5
Copper Concentrate Grade Gold (g/t)	12.81	8.19	56%	9.17	5
Copper Concentrate Grade Copper (%)	20.07	25.3	-21%	21.45	5
Total Silver Produced (kg)	6,681	6,092	10%	18,968	2
Total Gold Produced (g)	30,250	19,718	53%	66,921	2
Total Copper Produced (Kg)	474,046	609,708	-22%	1,565,322	2
Total Silver Produced (oz) calculated	214,785	195,862	10%	609,836	2
Total Gold Produced (oz) calculated	973	634	53%	2,152	2
Total Copper Produced (Lbs) calculated	1,045,091	1,344,174	-22%	3,450,940	2
Total Silver Equivalent Produced (oz) calculated*	396,397	493,455	-20%	1,226,105	2

* Metal production is expressed in terms of silver equivalent ounces, (oz Ag Eq), the formula for which depends on the copper, gold and silver metal prices used in each period and hence are only indicative.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Avino Mine Third Quarter 2016 Highlights

1.	There was a 10% increase in tonnes mined during the quarter. However, underground development metres decreased by 41% due to excess water in the ramp leading down to levels 15.5 and 16. An extra 6” pipeline has been installed to surface, meaning the additional water can now be pumped out so the lower workings will be accessible again.

2.	Gold and silver production increased by 53% and 10%, respectively. Copper production was down 22%, resulting in overall silver equivalent ounces being down 20% for the quarter.

3.	The lower production is a reflection of the grade and recoveries of the material being processed. The copper grade is down 27%, whereas the gold and silver grades are up 105% and 9% respectively. This lower production is due to mining in a new mineralized zone located on the hanging wall side of the Avino vein beyond the fault.

4.	Tonnage processed during the quarter increased by 4% despite plant availability being down by 1%.

5.	The increased tonnage processed, combined with the lower copper feed grade, resulted in 2% fewer tonnes of concentrate produced. The copper grade of the concentrate decreased by 21%, whereas the silver and gold grades increased by 12% and 56%, respectively.

6.	Since mining took place in a new mineralized zone, which is partially oxidized near the fault, the gold and silver recoveries have decreased by 29% and 3%, respectively, compared with the corresponding period last year when ET vein material was processed. More metallurgical testing will be carried out on this new hanging wall mineralized zone, with the aim of improving the recoveries.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo and Avino Mine resources, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012. This approach is being applied for the Avino Mine project, for which similar risks and uncertainties have been identified.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

San Gonzalo Mine Third Quarter 2016 Production Highlights

Comparative figures for the third quarter 2016 and the third quarter 2015 for the San Gonzalo mine are as follows:

	Q3 2016	Q3 2015	Quarterly Change %	2016 YTD Totals	Notes
Tonnes Mined	30,050	23,882	26%	79,265	1
Underground Advancement (m)	1,089	1,164	-6%	3,371	1
Mill Availability (%)	94	84	12%	95	3
Total Mill Feed (dry tonnes)	26,989	23,901	13%	81,537	3
Feed Grade Silver (g/t)	272	323	-16%	268	2,4
Feed Grade Gold (g/t)	1.30	1.81	-28%	1.29	2,4
Recovery Silver (%)	83%	82%	1%	83%	5
Recovery Gold (%)	75%	73%	3%	71%	5
Bulk Concentrate (dry tonnes)	923	899	3%	2,985
Bulk Concentrate Grade Silver (kg/t)	6.61	7.06	-6%	6.074	4
Bulk Concentrate Grade Gold (g/t)	28.34	34.95	-19%	24.87	4
Total Silver Produced (kg)	6,100	6,344	-4%	18,129	2
Total Gold Produced (g)	26,152	31,407	-17%	74,219	2
Total Silver Produced (oz) calculated	196,123	203,974	-4%	582,868	2
Total Gold Produced (oz) calculated	841	1,010	-17%	2,386	2
Total Silver Equivalent Produced (oz) calculated*	253,434	276,549	-8%	760,860	2

* Metal production is expressed in terms of silver equivalent ounces, (oz Ag Eq), the formula for which depends on the copper, gold and silver metal prices used in each period and hence are only indicative.

San Gonzalo Third Quarter 2016 Highlights

1.	Tonnage mined increased by 26%, whereas the underground development in metres decreased by 6% due to the reallocation of manpower as there were fewer accessible areas available for underground development during the quarter.

2.	Silver and gold production decreased by 4% and 17%, respectively, resulting in 8% fewer silver equivalent ounces for the quarter compared with the comparable quarter of the previous year. The lower production was mainly due to lower feed grades being processed, which included marginal material from stockpile; feed grades for silver and gold decreased by 16% and 28%, respectively.

3.	Tonnage processed increased by 13% on account of a 12% increase in plant availability compared with the comparable quarter of the previous year.

4.	The lower feed grades resulted in lower gold and silver grades in the bulk concentrate, which decreased by 19% and 6%, respectively.

5.	Silver and gold recoveries improved by 1% and 3%, respectively. These results do not include the production of a low quality zinc concentrate with gold values.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo and Avino Mine resources, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012. This approach is being applied for the Avino Mine project, for which similar risks and uncertainties have been identified.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Tailings Storage Facility

Following the receipt of all necessary permits and the completion of an independent engineering study, construction of a new tailings storage facility to service the Avino and San Gonzalo Mines began in August 2016.

The new tailings storage facility (“TSF”) is being constructed by Desarrollos ROD, S.A. de C.V., and will cover 21 hectares with the ability to store 7.5 million tons of wet tailings. The TSF will be built in 4 stages; the first 2 stages, which are expected to take approximately 6 months to complete, have an estimated cost of US$2.2 million and will provide enough capacity for 6 operating years. Stages 3 and 4, which can be built at any time in the future, have a total estimated cost of approximately US$625,000 and would provide enough storage for an additional 8 years of operations. Environmental permits are valid for 14 years of operations and an additional 11 years post production. The new TSF is being constructed on land owned by Avino.

A new tailings storage facility is necessary to allow the existing TSF to be decommissioned, which will enable Avino to begin assessing the upper sulphide bench as well as the lower oxide bench in areas that are currently being used to store tailings from our operations.

Once the new TSF is completed, Avino will decommission the current TSF, then begin installing wells which will be used to pump out the retained water in the current TSF. This is expected to speed up the sonic drilling program planned for the upper benches, provide samples for the metallurgical program, and increase confidence in the oxide resource located below the sulphide tailings which is necessary to move the project forward towards a production decision for an agglomerated heap leach Merrill-Crowe precipitation operation.

Resource Estimate – Avino Property

On September 26, 2016, Avino announced the results of an updated NI 43-101 resource estimate for the Avino Property. The new estimate encompasses the property’s San Gonzalo Mine, the main Avino Mine system, and the property’s oxide tailings. The estimates have been included in an updated NI 43-101 technical report, prepared by QG Australia Pty Ltd., which was filed on SEDAR on October 12, 2016.

The following is a summary of current resources at the San Gonzalo and Avino Mines, as well as the updated oxide tailings resource, grouped into the measured, indicated and inferred categories. The effective date of the resource estimates is August 31, 2016.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

The resource estimates were prepared by Michael O’Brien P.Geo., Pr.Sci.Nat., who is a “Qualified Person” within the meaning of National Instrument 43-101 and who is an employee of QG Australia Pty Ltd (an ARANZ Geo Company) and independent of Avino, as defined by Section 1.5 of NI 43-101.

Measured & Indicated Mineral Resources				Grade				Metal Contents
Resource Category	Deposit	Cut-off (AgEQ g/t)	Metric Tonnes	AgEQ g/t	Ag g/t	Au g/t	Cu%	Ag Million Tr Oz	Au Thousand Tr Oz	Cu T
Measured	Avino System	55	950,000	143	74	0.33	0.69	2.3	10.0	6,550
Measured	San Gonzalo System	125	170,000	357	272	1.50	0.00	1.5	8.2	0
Total Measured	All Deposits		1,120,000	176	105	0.51	0.58	3.8	18.2	6,550
Indicated	Avino System	55	500,000	129	68	0.36	0.56	1.1	5.7	2,800
Indicated	San Gonzalo System	125	320,000	310	237	1.30	0.00	2.4	13.3	0
Indicated	Oxide Tailings	50	1,330,000	124	98	0.46	0.00	4.2	19.8	0
Total Indicated	All Deposits		2,150,000	152	111	0.56	0.13	7.7	38.8	2,800
Total Measured & Indicated	All Deposits		3,270,000	160	109	0.54	0.29	11.5	57.0	9,350

Inferred Mineral Resources				Grade				Metal Contents
Resource Category	Deposit	Cut-off (AgEQ g/t)	Metric Tonnes	AgEQ g/t	Ag g/t	Au g/t	Cu%	Ag Million Tr Oz	Au Thousand Tr Oz	Cu T
Inferred	Avino System	55	5,790,000	155	81	0.57	0.58	15.1	105.8	33,550
Inferred	San Gonzalo System	125	540,000	403	314	1.58	0.00	5.5	27.5	0
Inferred	Oxide Tailings	50	1,810,000	113	88	0.44	0.00	5.1	25.6	0
Total Inferred	All Deposits		8,140,000	162	98	0.61	0.41	25.6	158.9	33,550

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Figures in the table may not add to the totals shown due to rounding.

The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards - For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

Mineral Resources are reported at cut-off grades 55, 125 and 50 g/t silver equivalent grade for the Avino, San Gonzalo and oxide tailings, respectively, as indicated in the table.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Exploration

In late September 2016, Avino began an exploration diamond drilling program between the San Luis Mine, which was last mined in the 1990’s, and the ET mine, which is the area of current production; both areas are part of the Avino Mine.

The area between the two mines is approximately 300 metres long and 220 metres deep and was recently the subject of a geological review where it was determined that the main Avino vein showed economically viable values, was open at depth and was largely underexplored. The program is designed to include 18 diamond holes totalling approximately 3,000 metres and is intended to test the economics of the mineralization between surface and the 9th level of the ET Mine.

The work is being carried out by PRASE, S.A. DE C.V. using a LY-44 drill rig owned by Avino. Plans are to complete this program by the end of 2016.

Bralorne Mine

The Bralorne Mine, located approximately 240 km north of Vancouver, British Columbia, is in the exploration and evaluation stage.

During the third quarter of 2016, the Company continued to develop a strategic operating plan for profitable production at Bralorne. The mine plan includes changing the mining method to long hole mining, which is considered safer and less labour intensive than previous trial methods employed, and is expected to support production levels of up to 300 tpd. New mining equipment is being acquired to replace older equipment and to further mechanize for long hole mining. The first work to be carried out underground will be to test the long hole mining method. Engineering is in progress to expand the mill from 100 tpd to 300 tpd. Engineering is also being carried out to upgrade the surface infrastructure for a 300 tpd operation. Expansion work for the mill and infrastructure is expected to start before the end of 2016.

The tailings impoundment for the Tailings Storage Facility (“TSF”) was raised in October 2015, and additional buttress work was completed on the impoundment during the third quarter of 2016. The Interim Mine Closure Plan (“IMCP”) and review process is underway and is expected to be completed by the end of 2016. The work on the TSF, the IMCP and the strategic operating plan is contributing to the Company’s goal of obtaining the permits to resume processing and mining activities from British Columbia's Ministry of Energy & Mines and Ministry of Environment.

Resource Estimate – Bralorne Property

Subsequent to the end of the quarter, on October 21, 2016, Avino announced the results of an updated NI 43-101 resource estimate for the Bralorne property. The resource estimate has been included in an updated NI 43-101 technical report, prepared by Kirkham Geosystems Ltd., which was filed on SEDAR on October 27, 2016.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

The following is a summary of current resources at the Bralorne Property, grouped into the measured, indicated, and inferred categories. The effective date of the resource estimates is October 20, 2016. The resource estimates were prepared by Garth Kirkham, P. Geo., who is a “qualified person” within the meaning of National Instrument 43-101, and who is an employee of Kirkham Geosystems Ltd. and independent of Avino, as defined by Section 1.5 of NI 43-101.

Class	Measured			Indicated			Measured and Indicated			Inferred
	Tons	Au opt	Au Ounces	Tons	Au opt	Au Ounces	Tons	Au opt	Au Ounces	Tons	Au opt	Au Ounces
51b FW	8,294	0.26	2,176	33,466	0.2	6,596	41,760	0.21	8,772	147,691	0.19	28,785
51bFW/HW	15,713	0.27	4,313	26,717	0.62	16,639	42,430	0.49	20,953	39,072	0.38	14,828
Alhambra	21,915	0.46	10,153	16,462	0.26	4,259	38,377	0.38	14,412	10,454	0.19	2,001
BK				50,501	0.33	16,822	50,501	0.33	16,822	50,430	0.16	8,064
BK-9870				5,754	0.53	3,058	5,754	0.53	3,058	7,327	0.27	1,986
BKN				37,546	0.36	13,569	37,546	0.36	13,569	46,972	0.30	14,007
Prince										12,790	0.17	2,138
Shaft				41,300	0.28	11,432	41,300	0.28	11,432	25,781	0.27	6,994
Taylor				15,455	0.16	2,510	15,455	0.16	2,510	23,010	0.22	5,097
Total	45,922	0.36	16,643	227,201	0.32	74,855	273,123	0.33	91,528	363,527	0.22	83,900

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Figures in the table may not add to the totals shown due to rounding.

The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards - For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

Mineral Resources are reported at cut-off grades 0.1 ounces per ton gold.

BRX Claims

The Company entered into an agreement with Great Thunder Gold Corp. (“GTG”) dated July 8, 2016, for the acquisition of a 100% interest in the BRX Property. The BRX Property consists of nine mineral claims covering approximately 2,114 hectares in the Lillooet Mining Division of British Columbia. Under the terms of the agreement, the Company paid $65,000 and issued 10,000 common shares to GTG, and will pay GTG a 1% net smelter returns royalty to a maximum of $250,000 on the sale of ore or other products from the BRX Property. The BRX Property also has a pre-existing 2½% net smelter returns royalty payable to Levon Resources Ltd.

Quality Assurance/Quality Control

At the Avino property, mill assays are performed at the on-site lab. Check samples are sent to Inspectorate Labs in Reno, Nevada for verification. All concentrate shipments are assayed by independent third party labs including AHK, LSI, Alex Stewart and SGS.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant, and Mr. Jasman Yee, P.Eng, Avino director; Avino’s Bralorne Mine project is under the supervision of Fred Sveinson, B.A., BSc, P.Eng, Avino Senior Mining Advisor. These individuals are qualified persons (“QP”) within the context of National Instrument 43-101. The respective QP’s have reviewed and approved all the applicable technical data in this MD&A.

Objectives

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

The Company remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;
2.	Advance the Bralorne project towards profitable production;
3.	Explore regional targets on the Avino Property followed by other properties in our portfolio;
4.	Assess the potential for processing the oxide tailings resource from previous milling operations and
5.	Identify and evaluate potential projects for acquisition.

Avino Mine Concentrate Sales

Since re-opening the Avino Mine in the second half of 2014, the Company has extracted and processed mineralized material from the Mine on a continuous basis as it advanced the project from the exploration and evaluation stage to the production stage. During 2015 and the first three quarters of 2016, the Company also arranged for sales of the mineralized material to further advance the project, and this material is processed into concentrate at Mill Circuits 2 and 3. The Company’s financial statements cite a number of factors which generally outline the advancement of a project from the exploration and evaluation stage to the production stage, including an assessment of a project’s technical feasibility and commercial viability.

The Company commenced commercial production at the Avino Mine on April 1, 2016. In the periods before the commencement of commercial production, the Company recorded in its consolidated statement of financial position the costs of extracting and processing mineralized material from the Avino Mine as exploration and evaluation costs, and recorded a reduction to the carrying value of those costs for any proceeds from sales of Avino Mine concentrate. In the condensed consolidated interim statement of financial position for the nine months ended September 30, 2016, the Company recorded mine and camp costs of $4,522,132 and reduced its exploration and evaluation costs by $6,020,183 for sales of Avino Mine concentrate prior to the commencement of commercial production on April 1, 2016.

Non – IFRS Measures

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Management of the Company believes that the Company’s ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost because it believes that it more fully defines the total current cost associated with producing a silver equivalent ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $nil for the nine months ended September 30, 2016, as substantially all of the mining equipment used at the San Gonzalo and Avino Mines has been newly purchased or refurbished. The Company has planned for sustaining capital expenditures in future years in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share as it believes it assists investors and other stakeholders in evaluating the Company's overall performance and its ability to generate cash flow from current operations.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up due to rounding.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent ounce sold. In each table, “silver equivalent ounces sold” consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

San Gonzalo (expressed in Canadian dollars)

	2016			2015
	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$1,681,677	$2,975,861	$976,764	$10,819,386	$2,388,284	$2,697,437	$3,535,980	$2,197,685
Depreciation and depletion	(192,825)	(358,957)	(99,008)	(1,317,073)	(401,168)	(352,396)	(542,504)	(21,005)
Cash production cost	1,488,852	2,616,904	877,756	9,502,313	1,987,116	2,345,041	2,993,476	2,176,680
Silver equivalent ounces sold	179,823	209,955	155,507	1,122,232	241,114	282,624	345,300	253,194
Cash cost per silver equivalent ounce	$8.28	$12.46	$5.64	$8.47	$8.24	$8.30	$8.67	$8.60
General and administrative expenses	841,226	371,392	878,577	4,175,862	1,073,913	1,090,088	1,051,942	959,919
Share-based payments	(303,095)	-	-	(40,012)	-	(31,664)	38	(8,386)
Cash operating cost	2,026,981	2,988,296	1,756,333	13,638,163	3,061,029	3,403,465	4,045,456	3,128,213
All-in sustaining cash cost per silver equivalent ounce	$11.27	$14.23	$11.29	$12.15	$12.70	$12.04	$11.72	$12.36
All-in sustaining cash cost per silver equivalent ounce ($US)	$8.64	$11.05	$8.22	$9.50	$9.51	$9.20	$9.53	$10.09

During the third quarter of 2016, the cash cost and all-in sustaining cost per silver equivalent ounce at San Gonzalo was relatively consistent with previous quarters in the preceding year, and the decrease compared to the second quarter of 2016 reflects lower tonnage processed offset by higher grades and recoveries.

Avino Mine (expressed in Canadian dollars)

	2016			2015
	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$5,573,595	$5,724,256	$-	$-	$-	$-	$-	$-
Depreciation and depletion	(466,268)	(351,466)	-	-	-	-	-	-
Cash production cost	5,107,327	5,372,790	-	-	-	-	-	-
Silver equivalent ounces sold	428,972	416,882	-	-	-	-	-	-
Cash cost per silver equivalent ounce	$11.91	$12.89
General and administrative expenses	2,006,760	737,432	-	-	-	-	-	-
Share-based payments	(723,040)	-	-	-	-	-	-	-
Cash operating cost	6,391,047	6,110,222	-	-	-	-	-	-
All-in sustaining cash cost per silver equivalent ounce	$14.90	$14.66	$-	$-	$-	$-	$-	$-
All-in sustaining cash cost per silver equivalent ounce ($US)	$11.42	$11.38	$-	$-	$-	$-	$-	$-

During the second quarter of 2016, the Company commenced commercial production at the Avino Mine. Cash cost and all-in sustaining cost per silver equivalent ounce at Avino remained relatively consistent with the preceding quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Historical Stockpiles (expressed in Canadian dollars)

	2016			2015
	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$-	$-	$-	$142,308	$-	$142,308	$-	$-
Depreciation and depletion	-	-	-	(6,345)	-	(6,345)	-	-
Cash production cost	-	-	-	135,963	-	135,963	-	-
Silver equivalent ounces sold	-	-	-	17,797	-	17,797	-	-
Cash cost per silver equivalent ounce	-	-	-	$7.64	-	$7.64	-	-
General and administrative expenses	-	-	-	62,653	-	62,653	-	-
Share-based payments	-	-	-	(808)	-	(808)	-	-
Cash operating cost	-	-	-	197,808	-	197,808	-	-
All-in sustaining cash cost per silver equivalent ounce	$-	$-	$-	$11.11	$-	$11.11	$-	$-
All-in sustaining cash cost per silver equivalent ounce ($US)	$-	$-	$-	$8.69	$-	$8.69	$-	$-

During the third quarter of 2016, the Company did not sell material from the historic stockpiles, as Mill Circuit 2 was used to process San Gonzalo and Avino Mine material.

Consolidated (expressed in Canadian dollars)

	2016			2015
	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$7,255,272	$8,700,117	$976,764	$10,961,694	$2,388,284	$2,839,746	$3,535,980	$2,197,685
Depreciation and depletion	(659,093)	(710,423)	(99,008)	(1,323,418)	(401,168)	(358,742)	(542,504)	(21,005)
Cash production cost	6,596,179	7,989,694	877,756	9,638,276	1,987,116	2,481,004	2,993,476	2,176,680
Silver equivalent ounces sold	608,795	626,837	155,507	1,140,029	241,114	300,421	345,300	253,194
Cash cost per silver equivalent ounce	$10.83	$12.75	$5.64	$8.45	$8.24	$8.26	$8.67	$8.60
General and administrative expenses	2,847,986	1,108,824	878,577	4,238,515	1,073,913	1,152,741	1,051,942	959,919
Share-based payments	(1,026,135)	-	-	(40,820)	-	(32,472)	38	(8,386)
Cash operating cost	8,418,028	9,098,518	1,756,333	13,835,971	3,061,029	3,601,273	4,045,456	3,128,213
All-in sustaining cash cost per silver equivalent ounce	$13.83	$14.51	$11.29	$12.14	$12.70	$11.99	$11.72	$12.36
All-in sustaining cash cost per silver equivalent ounce ($US)	$10.60	$11.27	$8.22	$9.49	$9.51	$9.16	$9.53	$10.09

The Company continues to review its expenditures, and is maintaining cost reduction programs in key areas to achieve lower costs. Ongoing cost reduction activities include negotiating more favourable terms with vendors, while maintenance costs are expected to decrease as a result of utilizing newer mining equipment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Nine months Ended September 30,
	2016	2015
Operating cash flows before movements in working capital	$4,832,548	$1,490,881
Weighted average number of shares outstanding
Basic	40,974,524	36,037,472
Diluted	41,576,017	36,600,853
Cash Flow per Share – basic and diluted	$0.12	$0.04

Working Capital

	September 30, 2016	December 31, 2015
Current assets	$33,691,158	$20,047,773
Current liabilities	(11,989,200)	(14,044,216)
Working capital	$21,701,958	$6,003,557

Results of Operations

Summary of Quarterly Results

	2016	2016	2016	2015	2015	2015	2015	2014
Quarter ended	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4
Revenue	$13,218,226	$11,918,749	$2,751,949	$3,860,109	$5,028,314	$5,908,883	$4,285,541	$3,714,692
Earnings (Loss) for the quarter	$1,116,699	(450,087)	58,046	370,675	(625,193)	361,655	376,287	469,145
Earnings (Loss) per share - basic	$0.03	(0.01)	0.00	0.01	(0.02)	0.01	0.01	0.01
Earnings (Loss) per share - diluted	$0.03	(0.01)	0.00	0.01	(0.02)	0.01	0.01	0.01
Total Assets	$104,662,910	$93,911,346	$85,683,111	$87,341,992	$81,567,998	$74,007,743	$70,197,816	$61,416,147

•	Revenue in the second and third quarter of 2016 was higher than that of previous quarters as the Company commenced commercial production at the Avino Mine as of April 1, 2016. The Company’s consolidated statement of operations will reflect the revenues and related production costs from the Avino Mine going forward; this activity was reflected within exploration and evaluation assets on the Company’s consolidated statement of financial position prior to April 1, 2016.

•	Earnings for the third quarter of 2016 were higher compared to earnings of the preceding quarters primarily driven by continued profitable operations in Mexico.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes.

Three months ended September 30, 2016, compared to the three months ended September 30, 2015:

	2016	2015	Note
Revenue from Mining Operations	$13,218,226	$5,028,314	1
Cost of Sales	7,255,272	2,839,746	2
Mine Operating Income	5,962,954	2,188,568	2

Operating Expenses
General and administrative expenses	1,825,697	1,130,009	3
Share-based payments	1,026,135	32,472	4
Income before other items	3,111,122	1,026,087

Other Items
Fair value adjustment on warrant liabilities	334,180	36,942	5
Accretion of reclamation provision	60,590	(34,374)
Foreign exchange gain (loss)	(50,127)	(898,991)	6
Interest expense	(49,497)	(59,477)
Interest and other income (expense)	(28,004)	27,317
Unrealized gain (loss) on investments	14,020	(53,194)

Net Income Before Income Taxes	3,392,284	44,310

Income Taxes
Current income tax recovery (expense)	(2,369,058)	655,746	7
Deferred income tax recovery (expense)	143,473	(1,325,249)	7
	(2,225,585)	(669,503)
Net Income (Loss)	1,166,699	(625,193)	8
Earnings (Loss) per Share
Basic	$0.03	$(0.02)	8
Diluted	$0.03	$(0.02)	8

1.	Revenues for the three months ended September 30, 2016 were $13,218,226 compared to $5,028,314 for the three months ended September 30, 2015. The increase of $8,189,912 reflects commencement of commercial production at the Avino Mine effective April 1, 2016.

2.	Mine operating income increased as a result of the commencement of commercial production at the Avino Mine effective April 1, 2016. The Company’s gross margin on the sale of San Gonzalo concentrates was consistent with previous periods; however, the current quarter now reflects the mine operating income from the Avino Mine. The Company expects to continue to improve the gross margin of the Avino Mine as it transitions from development mining, at a higher cost, to production mining in the coming months.

3.	General and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, regulatory and compliance fees, travel and promotion. For the three months ended September 30, 2016, general and administrative expenses were $1,825,697 compared to $1,130,009 for the three months ended September 30, 2015. The increase from the comparative quarter reflects expanding operations and corporate activity affecting fees and salaries, office expenses, investor relations costs and regulatory and compliance fees incurred by the Company. Although the Company’s operations are expanding, management continues to monitor general and administrative expenses carefully to maintain efficient operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

4.	Share-based payments include the issuance of stock options and the vesting of restricted share units (“RSUs”) issued to directors, officers, employees and consultants of the Company. For the three months ended September 30, 2016, share-based payments were $1,026,135 compared to $32,472 for the three months ended September 30, 2015. This is due to the issuance of stock options and RSUs during the third quarter of 2016.

5.	The fair value adjustment on the Company’s warrant liability relates to the issuance of U.S. dollar denominated warrants which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate and in the variables used in the valuation model, such as share price and expected share price volatility.

6.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar. During the three months ended September 30, 2016, the US dollar was relatively consistent in relation to the Canadian dollar and the Mexican peso. During the three months ended September 30, 2015, the US dollar strengthened compared to the Canadian dollar and Mexican peso, and the Company’s net US dollar liabilities resulted in higher foreign exchange losses.

7.	Current income tax expense was $2,369,058 for the three months ended September 30, 2016, compared to current income tax recovery of $655,746 in the three months ended September 30, 2015. Deferred income tax recovery was $143,473 for the three months ended September 30, 2016, compared to deferred tax expense of $1,325,249 in the comparative quarter. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the three months ended September 30, 2016 primarily relate to movements in the tax bases and increased mining profits at the Avino Mine property.

8.	As a result of the foregoing, net income for the three months ended September 30, 2016 was $1,166,699, an increase of $1,791,892 compared to net loss of $625,193 for the three months ended September 30, 2015. The increase resulted in basic and diluted earnings per share of $0.03 for the three months ended September 30, 2016, compared to basic and diluted loss per share of $0.02 in the comparative quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Nine months ended September 30, 2016, compared to the nine months ended September 30, 2015:

	2016	2015	Note
Revenue from Mining Operations	$27,888,924	$15,222,738	1
Cost of Sales	16,932,153	8,573,411	2
Mine Operating Income	10,956,771	6,649,327	2

Operating Expenses
General and administrative expenses	3,820,978	3,152,046	3
Share-based payments	1,026,135	40,820	4
Income before other items	6,109,658	3,456,461

Other Items
Fair value adjustment on warrant liability	(336,073)	212,118	5
Foreign exchange gain (loss)	279,445	(1,035,368)	6
Interest expense	(130,386)	(136,178)
Accretion of reclamation provision	(89,027)	(101,929)
Unrealized gain (loss) on investments	13,408	(9,440)
Interest and other income	13,000	50,169
Net Income Before Income Taxes	5,860,025	2,435,833
Income Taxes
Current income tax expense	(3,281,489)	(1,522,232)	7
Deferred income tax expense	(1,803,878)	(786,852)	7
	(5,085,367)	(2,309,084)
Net Income	774,658	126,749	8
Earnings per share
Basic	$0.02	$0.00	8
Diluted	$0.02	$0.00	8

1.	Revenues for the nine months ended September 30, 2016, were $27,888,924 compared to $15,222,738 for the nine months ended September 30, 2015. The increase of $12,666,186 reflects commencement of commercial production at the Avino Mine effective April 1, 2016. Prior to April 1, 2016, the revenues, and related costs of production, were capitalized as commercial production had not been declared.

2.	Costs of sales reflect the costs of the production for the Avino and San Gonzalo mines. The gross margin on the sale of San Gonzalo concentrates is consistent with prior periods The Company utilizes both production and development methods of mining. The costs associated with development mining are considerably higher and as a result there is an impact on the Company’s consolidated gross margin. The Company expects to continue to improve the gross margin of the Avino Mine as it transitions from development mining to production mining in the coming months.

3.	General and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion. For the nine months ended September 30, 2016, general and administrative expenses were $3,820,978 compared to $3,152,046 for the nine months ended September 30, 2015. The increase from the comparative period reflects expanding operations and corporate activity affecting fees and salaries, office expenses, investor relations costs and regulatory and compliance fees incurred by the Company. Although the Company’s operations are expanding, management continues to monitor general and administrative expenses carefully to maintain efficient operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

4.	Share-based payments include the issuance of stock options and the vesting of restricted share units (“RSUs”) issued to directors, officers, employees and consultants of the Company. For the nine months ended September 30, 2016, share-based payments were $1,026,135 compared to $40,820 for the nine months ended September 30, 2015. This is due to the issuance of stock options and RSUs during the third quarter of 2016.

5.	The fair value adjustment on the Company’s warrant liability relates to the issuance of U.S. dollar denominated warrants which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate and in the variables used in the valuation model, such as share price and expected share price volatility.

6.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar. During the nine months ended September 30, 2016, the US dollar was relatively consistent in relation to the Canadian dollar and the Mexican peso. During the nine months ended September 30, 2015, the US dollar strengthened compared to the Canadian dollar and Mexican peso, and the Company’s net US dollar liabilities resulted in foreign exchange losses.

7.	Current income tax of $3,281,489 in the nine months ended September 30, 2016 compared to $1,522,232 in the nine months ended September 30, 2015. The change in current income taxes primarily relates to mining activities at the Avino Mine property.

Deferred income tax expense was $1,803,878 for the nine months ended September 30, 2016, compared to a deferred tax expense of $786,852 in the comparative period. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors.

8.	As a result of the foregoing, net income for the nine months ended September 30, 2016, was $774,658, an increase of $647,909 compared to net income of $126,749 for the nine months ended September 30, 2015. The increase in net income has increased basic and diluted earnings per share from earnings of $0.00 for the nine months ended September 30, 2015, to earnings of $0.02 for the nine months ended September 30, 2016.

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing as required in order to fund ongoing exploration activities and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control, and there is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Intended Use of Proceeds	Actual Use of Proceeds

Since July 2014, the Company has received gross proceeds of US$13,346,561 in connection with a brokered at-the-market offering issued under prospectus supplements. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

In March 2016, the Company received gross proceeds of US$800,000 in connection with a brokered public offering issued under a prospectus supplement. The funds will be used to advance the development of the Avino mine and its operations and production, for continued development at the Bralorne mine, and for general working capital.

In July 2015, the Company entered into a term facility agreement with Samsung C&T U.K. Limited for US$10,000,000. The facility will be used for mining equipment, to optimize the advancement of the Company’s projects for increased productivity, for improvements to its tailings impoundment facilities, and for general working capital requirements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones. In advancing the Avino Mine, and in supporting mining operations in Mexico, the Company incurred exploration expenditures of $5,143,788 (excluding depreciation of $272,209 and foreign exchange movements of $504,577, and before proceeds from sale of concentrate), acquired property and equipment of $3,003,605, and made lease and loan repayments of $1,893,506 during the nine months ended September 30, 2016.

In advancing the Bralorne Mine, the Company incurred exploration expenditures of $4,917,767 (excluding depreciation of $220,463 and other non-cash expenses of $259,788), acquired property and equipment of $375,186, and made lease and loan repayments of $119,981.

The Company intends to continue to explore its properties, subject to market conditions and the ability to continue to obtain suitable financing.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for US$5,000,000. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was US$3,030,132 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In December 2014, the Company’s master credit facility with Caterpillar Finance was renewed for US$5,375,400. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for operations and continuing exploration activities at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was US$3,185,528 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

Subsequent to September 30, 2016, the Company filed a short form base prospectus in Canada and a corresponding registration statement in the United States. Upon necessary receipt of regulatory approvals and the filing and preparation of additional prospectus supplements, the base prospectus would allow the Company to offer common shares, warrants, subscription receipts, units, debt and/or convertible securities, or any combination thereof up to an aggregate of US$50 million for a period of 25 months. The aggregate offering available under the base prospectus does not represent an estimate of possible future financing requirements of the Company, and no offering under the base prospectus has been made as of the date of this MD&A. The Company filed the base prospectus as part of its long-term capital management and will consider any future offerings under the base prospectus in light of potential future expansion, acquisition or other corporate purposes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Discussion and analysis relating to the Company’s liquidity as at September 30, 2016, December 31, 2015, and September 30, 2015 is as follows:

Statement of Financial Position	September 30, 2016	December 31, 2015
Cash	$14,908,063	$7,475,134
Working capital	21,701,958	6,003,557
Accumulated Deficit	(24,543,824)	(25,406,432)

Cash Flow

	September 30, 2016	September 30, 2015
Cash generated by (used in) operating activities	$1,834,106	$(2,415,089)
Cash generated by financing activities	13,393,146	13,932,487
Cash used in investing activities	(7,420,163)	(6,947,324)
Change in cash	7,807,089	4,570,074
Effect of exchange rate changes on cash	(374,160)	325,720
Cash and cash equivalents, beginning of period	7,475,134	4,249,794
Cash and cash equivalents, end of period	$14,908,063	$9,145,588

Operating Activities

Cash generated by operating activities for the nine months ended September 30, 2016, was $1,834,106 compared to cash used in operating activities of $2,415,089 for the nine months ended September 30, 2015. Cash generated or used by operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities

Cash generated by financing activities was $13,393,146 for the nine months ended September 30, 2016, compared to cash generated by financing activities of $13,932,487 for the nine months ended September 30, 2015, a decrease of $539,341. Cash generated by financing activities for the nine months ended September 30, 2016, relates to the issuance of common shares brokered offerings issued under prospectus supplements and the issuance of common shares upon the exercise of stock options. During the nine months ended September 30, 2016, the Company issued common shares in brokered offerings generating net cash flows of $15,167,297 (September 30, 2015 – $1,377,940), and employees, consultants, and directors exercised stock options generating cash flows of $1,100,470 (September 30, 2015 – $385,920). During the nine months ended September 30, 2016, the Company also made finance lease and equipment loan payments totalling $2,013,487 (September 30, 2015 - $1,176,373) and a term facility repayment of $861,134 (September 30, 2015 – $Nil). During the nine months ended September 30, 2015, the Company also received a concentrate prepayment loan for Avino Mine concentrate to be shipped over future periods.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Investing Activities

Cash used in investing activities for the nine months ended September 30, 2016 was $7,420,163 compared to $6,947,324 for the nine months ended September 30, 2015. Cash used in investing activities during the nine months ended September 30, 2016, includes cash expenditures of $3,378,791 (September 30, 2015 - $2,806,526) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company’s San Gonzalo Mine and exploration and mining equipment for the Avino Mine and Bralorne Mine properties. During the nine months ended September 30, 2016, the Company also incurred cash expenditures of $10,061,555 (September 30, 2015 - $19,745,457) on exploration and evaluation activities, of which $5,143,788 related to the exploration and advancement of the Avino Mine and $4,917,767 related to the exploration of the Bralorne Mine. The cash expenditures on exploration and evaluation activities for the nine months ended September 30, 2016, were reduced by concentrate sales of $6,020,183 (September 30, 2015 - $14,860,807) for the Avino Mine and $Nil (September 30, 2015 - $743,852) for the Bralorne Mine.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

(a)	The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs, including share-based payments, for key management personnel for the three and nine months ended September 30, 2016 and 2015 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Salaries, benefits, and consulting fees	$1,559,692	$330,769	$2,054,018	$716,188

(b)	In the normal course of operations, the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $187,920 (December 31, 2015 - $187,532) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the condensed consolidated interim statements of financial position. As at September 30, 2016 and December 31, 2015, the following amounts were due to related parties:

	September 30, 2016	December 31, 2015
Oniva International Services Corp.	$177,276	$164,285
Directors	83,750	47,741
Jasman Yee & Associates, Inc.	16,737	5,796
	$277,763	$217,822

(c)	Other related party transaction

Prior to December 2015, the Company held a 1/5 indirect beneficial ownership interest in Oniva International Services Corp. (“Oniva”), with four other companies holding equal 1/5 indirect beneficial ownership interests. David Wolfin and Malcolm Davidson, the Company’s CEO and CFO, respectively, serve as directors of Oniva, and certain of the Company’s directors and officers also serve in those capacities in the four other companies. The companies’ interests in Oniva were held in trust by David Wolfin until November 2015, when the beneficial ownership interests were dissolved, and legal and beneficial ownership was then solely held by Mr. Wolfin.

The Company has a cost sharing agreement with Oniva for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

The transactions with Oniva during the three and nine months ended September 30, 2016 and 2015 are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Office and miscellaneous	$155,163	$105,185	$480,451	$473,040
Salaries and benefits	99,235	111,115	270,192	341,295
Exploration and evaluation assets	71,810	27,770	222,687	27,770
	$326,208	$244,070	$973,330	$842,105

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the nine months ended September 30, 2016, the Company paid $592,200, including bonus (2015 - $300,000, including bonus) to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”), a company whose managing director is Jasman Yee, a director of the Company, for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. For the nine months ended September 30, 2016 and 2015, the Company paid $156,858 and $55,680 respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, the Company’s president and CEO and also a director, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the nine months ended September 30, 2016 and 2015, the Company paid $20,000 and $22,500 respectively to WWD.

Financial Instruments and Risks

The fair values of the Company’s cash, amounts receivable, amounts due to related parties, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments are based on quoted market prices. The carrying amounts of the Company’s term facility, equipment loans and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and amounts receivable.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At September 30, 2016, no amounts were held as collateral.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at September 30, 2016, in the amount of $14,908,063 (December 31, 2015 - $7,475,134) in order to meet short-term business requirements. At September 30, 2016, the Company had current liabilities of $11,989,200 (December 31, 2015 - $14,044,216). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of the term facility, the equipment loans, and the finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at September 30, 2016 are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$3,946,086	$3,946,086	$-	$-
Taxes payable	963,296	963,296	-	-
Due to related parties	277,763	277,763	-	-
Minimum rental, lease and contract payments	3,916,594	3,145,624	740,990	29,980
Term facility	12,242,534	3,497,867	8,744,667	-
Equipment loans	3,358,615	1,414,548	1,944,067	-
Finance lease obligations	3,352,434	1,864,047	1,488,387	-
Total	$28,057,322	$15,109,231	$12,918,111	$29,980

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and U.S. dollars:

	September 30, 2016		December 31, 2015
	MXN	USD	MXN	USD
Cash	$26,586,627	$9,888,170	$3,876,257	$4,647,007
Amounts receivable	-	3,700,301	-	2,624,555
Accounts payable and accrued liabilities	(15,087,215)	(1,484,487)	(12,173,726)	(1,534,765)
Term facility	-	(9,333,333)	-	(10,000,000)
Equipment loans	-	(1,232,499)	-	(313,052)
Finance lease obligations	(592,182)	(1,901,158)	(155,669)	(2,567,593)
Net exposure	10,907,230	(363,006)	(8,453,138)	(7,143,848)
Canadian dollar equivalent	$733,950	$(476,156)	$(680,890)	$(9,887,086)

Based on the net Canadian dollar denominated asset and liability exposures as at September 30, 2016, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the nine months ended September 30, 2016 by approximately $54,954 (December 31, 2015 - $981,899). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At September 30, 2016, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $521,489 (December 31, 2015 - $481,448).

The Company is exposed to price risk with respect to its investments, as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income. At September 30, 2016, a 10% change in market prices would have an impact on net earnings of approximately $5,212 (December 31, 2015 - $3,871.)

The Company’s profitability and ability to raise capital to fund mineral resource exploration and mining activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(d)	Classification of Financial instrument

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2016:

	Level 1	Level 2	Level 3
Financial Assets
Cash	$14,908,063	$-	$-
Amounts receivable	-	4,906,514	-
Investments	52,120	-	-
Financial Liabilities
Warrant liabilities	-	-	(336,072)
	$14,960,183	$4,906,514	$(336,072)

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in “Transactions with Related Parties”.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements and other contracts are as follows:

	September 30, 2016	December 31, 2015
Not later than one year	$3,145,624	$209,063
Later than one year and not later than five years	740,990	749,242
Later than five years	29,980	43,951
	$3,916,594	$1,002,256

Office lease payments recognized as an expense during the nine months ended September 30, 2016 totalled $76,505 (September 30, 2015 - $206,370.)

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Changes in Accounting Standards

The following accounting standards were issued but not yet effective as of September 30, 2016:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its condensed consolidated interim financial statements.

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its condensed consolidated interim financial statements.

IFRS 7 Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its condensed consolidated interim financial statements.

IFRS 16 Leases

IFRS 16 was issued on January 13, 2016, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact this standard is expected to have on its condensed consolidated interim financial statements.

Annual improvements

In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These annual improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company's condensed consolidated interim financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at November 8, 2016, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	45,251,571	-	-
Warrants	1,033,059	US$2.87	0.30
Warrants	40,000	US$1.00	2.35
Stock options	2,148,500	$1.32 - $2.95	1.28 – 4.82
Fully diluted	48,473,130

The following are details of outstanding stock options as at September 30, 2016, and November 8, 2016:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (September 30, 2016)	Number of Shares Remaining Subject to Options (November 8, 2016)
February 18, 2018	$1.60	149,600	147,500
September 9, 2018	$1.62	306,000	296,000
September 19, 2019	$1.90	747,500	747,500
December 22, 2019	$1.90	105,000	105,000
September 29, 2020	$1.32	50,000	50,000
September 2, 2021	$2.95	802,500	802,500
Total:		2,160,600	2,148,500

The following are details of outstanding warrants as at September 30, 2016, and November 8, 2016:

Expiry Date	Exercise Price Per Share		Number of Underlying Shares (September 30, 2016)	Number of Underlying Shares (November 8, 2016)
February 25, 2017	US$	2.87	1,033,059	1,033,059
March 14, 2019	US$	1.00	40,000	40,000
Total:			1,073,059	1,073,059

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management is responsible for establishing, maintaining and testing adequate disclosure controls and internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the presentation of financial statements.

Under Canadian securities legislation, non-venture issuers are required to certify the design and evaluation of their disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Accordingly, the Company has developed a plan to complete such an evaluation and the evaluation is currently underway. Inherent limitations on the ability of the CEO and CFO to design and implement on a cost-effective basis DC&P and ICFR for the Company may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

The CEO and CFO are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the Company’s quarterly and annual certificates.

Based on their knowledge of the Company’s ICFR, the CEO and the CFO noted the following material weaknesses in the design of control:

1.	Lack of segregation of duties: Due to limited staff resources, the Company believes there are instances where a lack of segregation of duties exists, which may limit controls that are otherwise effective; and

2.	Limited in-house technical accounting and tax expertise: Due to limited staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

As such, there is a reasonable possibility that the Company’s ICFR will fail to prevent or detect a material misstatement in the financial statements on a timely basis. These material weaknesses and related risks are not uncommon for a company the size of Avino because of limitations in resources, including the number of staff. Management considers the remediation of the weaknesses described above to be a priority. To mitigate these risks, the Company has hired additional financial reporting personnel, engaged external technical accounting and tax advisors and experts, increased the frequency of on-site visits to Mexico and Bralorne and inspections of the accounting records of its subsidiaries, and enhanced the involvement of the Audit Committee and Board of Directors in reviews and consultations where necessary. In addition, the Company has engaged a firm of internal controls advisors to assist in the evaluation and remediation of disclosure controls and internal controls over financial reporting.

Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Other than the mitigating steps taken to reduce the risks posed by the material weaknesses as indicated above, there have been no other changes in the Company’s DC&P and ICFR that occurred during the quarter ended September 30, 2016, that have materially affected, or are reasonably likely to materially affect, the Company’s DC&P and/or ICFR.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of November 8, 2016. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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